EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands, except ratios)

	Year Ended December 31, (a)
	2011		2010		2009	2008		2007

Income from continuing operations before noncontrolling interests	$136,281	(b)	$137,916	(b)	$135,016	$100,268		$75,723
Add: Interest expense	63,407		69,509		82,111	85,222		93,390
Subtract: Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(1,323)		(1,156)		(1,217)	(1,304)		(1,407)
Earnings available for fixed charges	$198,365		$206,269		$215,910	$184,186		$167,706

Combined fixed charges and preferred stock dividends:
Interest incurred	$120,644		$132,345		$148,207	$151,443		$142,492
Preferred stock dividends	28,357		28,357		28,357	24,225		12,020
Preferred stock redemption charge	-		-		-	-		2,799

Total combined fixed charges and preferred stock dividends	$149,001		$160,702		$176,564	$175,668		$157,311

Ratio of earnings to combined fixed charges and preferred stock dividends (c)	1.33	(d)	1.28	(e)	1.22	1.05	(f)	1.07	(g)

(a)           Amounts disclosed for prior periods have been reclassified to conform to the current period presentation related to discontinued operations.

(b)           Income from continuing operations before noncontrolling interests for the years ended December 31, 2011 and December 31, 2010, includes the gain on sales of land parcels of approximately $46,000 and $59.4 million, respectively.  Pursuant to the presentation and disclosure literature on gains/losses on sales or disposals by real estate investment trusts (“REITs”) and earnings per share required by the Securities and Exchange Commission and the Financial Accounting Standards Board, gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below income from discontinued operations in the statements of income and are included in the numerator for the computation of earnings per share for income from continuing operations.  The land parcels we sold during the years ended December 31, 2011 and 2010, did not meet the criteria for discontinued operations because the parcels did not have any significant operations prior to disposition.  Accordingly, for the years ended December 31, 2011 and 2010, we classified the $46,000 and $59.4 million gain on sales of land parcels below income from discontinued operations, net, in the consolidated statements of income, and included the gain in income from continuing operations for the computation of earnings per share.

(c)           For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less noncontrolling interests in income of subsidiaries that have not incurred fixed charges.  Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(d)           Ratio of earnings to combined fixed charges and preferred stock dividends for the year endedDecember 31, 2011, includes the effect of loss on early extinguishment of debt aggregating $6.5 million and a non-cash impairment charge of approximately $1.0 million.  Excluding the impact of loss on early extinguishment of debt and the non-cash impairment charge, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2011, was 1.38.

(e)           Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2010, includes the effect of loss on early extinguishment of debt aggregating $45.2 million.  Excluding the impact of loss on early extinguishment of debt, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2010, was 1.56.

(f)            Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008, includes the effect of non-cash impairment charges aggregating $13.3 million for other-than-temporary declines in the fair value of certain investments.  Excluding the impact of the non-cash impairment charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008, was 1.12.

(g)           Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007, includes the effect of the preferred stock redemption charge. Excluding the impact of this charge, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007, was 1.09.